PRESS RELEASE

Admiral Financial Corp.
825 Arthur Godfrey Road
Miami Beach, Florida 33140

FOR MORE INFORMATION CONTACT:

Wm. Lee Popham
305-672-5800 Ext. 134
Fax: 305-866-9884
E-Mail: AdmiralFin@aol.com

FOR IMMEDIATE RELEASE


       ADMIRAL FINANCE CORP. COMMON STOCK RESUMES TRADING

Miami Beach, Florida, June 27, 1997 - Admiral Financial Corp. (OTCBB-ADFC) Friday announced that its common stock has resumed trading on the Nasdaq Electronic Bulletin Board after nearly eight years of inactivity, under the symbol "ADFC". Sharpe Capital, Inc., of New York has begun making a market in the Admiral shares.

Admiral currently has no assets, other than the expectation of possible future litigation proceeds, which may arise as a result of a pending lawsuit against the federal government in the United States Court of Federal Claims.
Admiral's stock currently represents one of the very few "pure plays" with respect to the recent United States Supreme Court decision regarding the government's liability for breach of contract damages in "Winstar-type" cases, involving the disallowance of "Supervisory Goodwill" in the calculation of allowable equity capital for Savings and Loan Associations.

In 1988, Admiral acquired an insolvent savings and loan association in a supervisory acquisition, solely with private investment funds, and without the benefit of any federal assistance payments, investing nearly $13 million of private investment equity in the process. The purchase transaction resulted in the thrift subsidiary having hearing $20 million of "Supervisory Goodwill" on its books. In 1989, the Financial Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was enacted, and the provisions of FIRREA disallowing supervisory goodwill as a component in the calculation of required net capital were applied to Admiral on a retroactive basis. Had FIRREA been in effect on the date of the acquisition, the Company would have fallen short of the capital requirements by approximately $14 million, after taking into account Admiral's contribution of new regulatory capital. The net assets of Admiral's thrift subsidiary were confiscated by the federal authorities in early 1990, and Admiral's listing on the NASDAQ National List was removed for failure to satisfy minimum asset and equity requirements. An estimated 650 Admiral shareholders lost their entire investment, and more than 100 Admiral employees lost their jobs and benefits.

In 1993, Admiral filed a Complaint against the United States of America in the United States Court of Federal Claims. On July 1, 1996, the United States Supreme Court concluded in a similar "Supervisory Goodwill" case, Winstar v. United States, that the United States is liable for damages for breach of contract. The majority of the Court found "no reason to question the Federal Circuit's conclusion that the Government had express contractual obligations to permit respondents to use goodwill and capital credits in computing their regulatory capital reserves. When the law as to capital requirements changed, the Government was unable to perform its promises and became liable for breach under ordinary contract principles". Admiral's case is still pending in the United States Court of Federal Claims.